Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Erik Barkald, SVP Treasury and Investor Relations, Tel: +47 22544407
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 1 August 2003

ORK – Carlsberg Breweries terminates joint venture in Asia

Following the issue of stock exchange announcement dated 23 June 2003 – "Discussions in Asia" – Carlsberg Breweries A/S and Khun Charoen/Chang Beverages Pte. Ltd. have not succeeded in resolving their disagreement regarding the planned joint venture Carlsberg Asia.

Today, Carlsberg Breweries has notified Khun Charoen/Chang Beverages that Carlsberg Breweries terminates the joint venture and Carlsberg Asia will therefore remain a 100 per cent owned subsidiary of Carlsberg Breweries.

"We are terminating the joint venture because we are under the distinct impression that the character of the companies which Chang Beverages were to transfer to Carlsberg Asia does not correspond to the agreed and that the value of these are disproportionate to the assets which Carlsberg Breweries has transferred to Carlsberg Asia" says Nils S. Andersen, President and Group Executive Officer of Carlsberg Breweries.

"Carlsberg Breweries has spent much time and many resources trying to establish a dialogue with Chang Beverages, however, the management of Carlsberg Breweries no longer believes that it is possible to establish a constructive cooperation on a reasonable basis and therefore we have decided to terminate the joint venture. We are still convinced that Asia holds positive development possibilities, and that there is a major potential for the Carlsberg brand in the region," ends Nils S. Andersen.

Any litigation in connection with the termination of the joint venture shall be settled by arbitration in London.

Carlsberg Breweries still expects that the change in the accounting for Carlsberg Asia will have no significant effect on the operating profit of Carlsberg Breweries in 2003 as the loss of profit from the Thai activities (including the profit guarantee) correspond to the inclusion of the Carlsberg Asia results which change from 50 per cent to 100 per cent. For practical reasons, the changed accounting will take place as of 3rd quarter (1 July) this year.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Ph: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Ph: +47 22544455

Date: 30 July 2003

ORK – Internal transfer of own shares

Tuesday 29 July 2003 Orkla transferred 708,251 Orkla shares from its 100% owned subsidiary Nordstjernen Holding AS to Orkla ASA at a price of NOK 133.50 per share.

Orkla's total shareholding of own shares is unchanged after this transaction 10,313,533. The Annual General Meeting's decision to redeem (amortize) 2,392,250 shares owned by Orkla ASA is expected to be executed in August this year. After the amortisation, Orkla's total shareholding of own shares will be 7,921,283.

In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 494,400 shares linked to hedging of its share price based bonus programme.